Exhibit 23.4

ISG Information Services Group, Inc., Inc.

Citation Agreement and Consent

As of April 28, 2021

Subject to the terms and conditions set forth herein, ISG Information Services Group Americas, Inc. (“ISG”) hereby consents to the quotation by Morgan Stanley (“Requestor”), in the Registration Statement on Form S-l to be filed by Requestor with the U.S. Securities and Exchange Commission (the “Filing”), of the ISG market information that has been delivered to Requestor (the “ISG Information”).

Quote 1.

We believe that the critical importance of having the right talent, further fueled by market forces, sets the stage for sustainable growth in our space. The market for talent-focused solutions that solve hiring needs at-scale is large and growing, creating a significant growth opportunity for iCIMS. According to ISG, the global TAM for Talent Software is estimated to be $10.1 billion in 2021 and is expected to grow at a compound annual growth rate of 13.5% to $16.8 billion in 2025.

This market includes candidate relationship management, applicant tracking systems, employee onboarding software, contingent labor management, assessment software, and point solutions (including talent analytics, video interviewing software, and recruiting chatbots).

We believe our potential market opportunity could expand further as we innovate new solutions which provide value to enterprises around the world.

In consideration of ISG’s consent as set forth below, Requestor agrees that:

(1)	the ISG Information will be presented in the Filing as representing data, research opinion or viewpoints by ISG and not as a representation of fact;

(2)

ISG disclaims all warranties, express or implied, statutory or otherwise, including without limitation any implied warranties of merchantability or fitness for a particular purpose, and warranties as to accuracy, completeness or accuracy of the ISG Information;

(3)	the ISG information speaks as of its original delivery date (and not as of the date of the Filing) and that the opinions expressed in the ISG Information are subject to change without notice;

(4)	ISG shall have no liability for errors, omissions or inadequacies in the ISG Information or for any interpretations of the ISG Information;

(5)	ISG does not assume responsibility for any third parties’ reliance on any information contained in the Filing, including the ISG Information; and

(6)	Where applicable, ISG is not an “expert” within the meaning of Section 509 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Requestor agrees to indemnify and hold harmless ISG, and its directors, officers, shareholders, employees, and agents, from and against any and all claims, liabilities, demands, causes of action, damages, losses and expenses (including reasonable attorney’s fees and costs) arising, directly or indirectly, and without limitation, out of or in connection with the Filing.

ISG’s consent set forth above shall not be deemed effective until ISG shall have received a countersigned copy of this document from Requestor.

Agreed and Accepted:

Morgan Stanley, Inc. on behalf of itself and its affiliates		ISG Information Services Group Americas, Inc.

Signature:	/s/ Kaitlyn Ramirez	Signature:	/s/ Richard Fogel
Printed Name:	Kaitlyn Ramirez	Printed Name:	Richard Fogel
Title:	Vice President	Title:	General Counsel
Date:	4/28/2021	Date:	Apr 30, 2021